UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No. 3)

Pinduoduo Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000005 per share

(Title of Class of Securities)

722304102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 722304102

1.	Names of Reporting Persons Banyan Partners Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 318,944,516 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 318,944,516 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,944,516 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 6.36% of the total ordinary shares (4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Banyan Partners Fund II, L.P. (“Banyan Fund II”), Banyan Partners Fund III, L.P. (“Banyan Fund III”), Banyan Partners Fund III-A, L.P. (“Banyan Fund III-A”), Banyan Partners II Ltd. (“Banyan II GP”) and Banyan Partners III Ltd. (“Banyan III GP”, collectively with Banyan Fund II, Banyan Fund III, Banyan III-A and Banyan II GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 318,944,516 Class A ordinary shares are held by Banyan Fund II directly. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over these shares held by Banyan Fund II. Banyan Fund III directly holds 13,913,013 Class A ordinary shares, and Banyan Fund III-A directly holds 2,455,243 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
(3)	Banyan Fund II disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 5,013,155,204 Class A ordinary shares (being the only class of ordinary shares) issued and outstanding as of March 31, 2021 as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2021 (the “Issuer’s 20-F Filing”). There was no Class B ordinary share outstanding as of March 31, 2021 as all Class B ordinary shares were converted into Class A ordinary shares in March 2021. Each Class A ordinary share is entitled to one vote. Accordingly, the Class A ordinary shares beneficially owned by Banyan Fund II represent approximately 6.36% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 722304102

1.	Names of Reporting Persons Banyan Partners Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 13,913,013 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 13,913,013 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,913,013 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 0.28% of the total ordinary shares (4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 13,913,013 Class A ordinary shares are held by Banyan Fund III directly. Banyan Fund III-A directly holds 2,455,243 Class A ordinary shares, and Banyan Fund II directly holds 318,944,516 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over these shares held by Banyan Fund II.
(3)	Banyan Fund III disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund II and Banyan Fund III-A.
(4)	Calculation is based on 5,013,155,204 Class A ordinary shares (being the only class of ordinary shares) issued and outstanding as of March 31, 2021 as reported in the Issuer’s 20-F Filing. There was no Class B ordinary share outstanding as of March 31, 2021 as all Class B ordinary shares were converted into Class A ordinary shares in March 2021. Each Class A ordinary share is entitled to one vote. Accordingly, the Class A ordinary shares beneficially owned by Banyan Fund III represent approximately 0.28% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 722304102

1.	Names of Reporting Persons Banyan Partners Fund III-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 2,455,243 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 2,455,243 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,455,243 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 0.05% of the total ordinary shares (4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 2,455,243 Class A ordinary shares are held by Banyan Fund III-A directly. Banyan Fund III directly holds 13,913,013 Class A ordinary shares, and Banyan Fund II directly holds 318,944,516 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over these shares held by Banyan Fund II.
(3)	Banyan Fund III-A disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund II and Banyan Fund III.
(4)	Calculation is based on 5,013,155,204 Class A ordinary shares (being the only class of ordinary shares) issued and outstanding as of March 31, 2021 as reported in the Issuer’s 20-F Filing. There was no Class B ordinary share outstanding as of March 31, 2021 as all Class B ordinary shares were converted into Class A ordinary shares in March 2021. Each Class A ordinary share is entitled to one vote. Accordingly, the Class A ordinary shares beneficially owned by Banyan Fund III-A represent approximately 0.05% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 722304102

1.	Names of Reporting Persons Banyan Partners II Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 318,944,516 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 318,944,516 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,944,516 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 6.36% of the total ordinary shares (4)

12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 318,944,516 Class A ordinary shares are held by Banyan Fund II directly. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over these shares held by Banyan Fund II. Banyan Fund III directly holds 13,913,013 Class A ordinary shares, and Banyan Fund III-A directly holds 2,455,243 Class A ordinary shares. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A.
(3)	Banyan II GP disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund III and Banyan Fund III-A.
(4)	Calculation is based on 5,013,155,204 Class A ordinary shares (being the only class of ordinary shares) issued and outstanding as of March 31, 2021 as reported in the Issuer’s 20-F Filing. There was no Class B ordinary share outstanding as of March 31, 2021 as all Class B ordinary shares were converted into Class A ordinary shares in March 2021. Each Class A ordinary share is entitled to one vote. Accordingly, the Class A ordinary shares beneficially owned by Banyan II GP represent approximately 6.36% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 722304102

1.	Names of Reporting Persons Banyan Partners III Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 16,368,256 Class A ordinary shares (2)

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 16,368,256 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,368,256 Class A ordinary shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ (3)

11.	Percent of Class Represented by Amount in Row (9) 0.33% of the total ordinary shares (4)

12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 13,913,013 Class A ordinary shares held by Banyan Fund III directly, and (ii) 2,455,243 Class A ordinary shares held by Banyan Fund III-A directly. Banyan III GP is the general partner of both Banyan Fund III and Banyan Fund III-A, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund III and Banyan Fund III-A. Banyan Fund II directly holds 318,944,516 Class A ordinary shares. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over these shares held by Banyan Fund II.
(3)	Banyan III GP disclaims beneficial ownership over shares reported herein that are directly held by Banyan Fund II.
(4)	Calculation is based on 5,013,155,204 Class A ordinary shares (being the only class of ordinary shares) issued and outstanding as of March 31, 2021 as reported in the Issuer’s 20-F Filing. There was no Class B ordinary share outstanding as of March 31, 2021 as all Class B ordinary shares were converted into Class A ordinary shares in March 2021. Each Class A ordinary share is entitled to one vote. Accordingly, the Class A ordinary shares beneficially owned by Banyan III GP represent approximately 0.33% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 722304102

Item 1.
	(a)	Name of Issuer Pinduoduo Inc.
	(b)	Address of Issuer’s Principal Executive Offices 28/F, No. 533 Loushanguan Road, Changning District, Shanghai, 200051, People’s Republic of China
Item 2.
(a)

Name of Person Filing

Banyan Partners Fund II, L.P. (“Banyan Fund II”)

Banyan Partners Fund III, L.P. (“Banyan Fund III”)

Banyan Partners Fund III-A, L.P. (“Banyan Fund III-A”)

Banyan Partners II Ltd. (“Banyan II GP”)

Banyan Partners III Ltd. (“Banyan III GP”)

(b)

Address of Principal Business Office or, if none, Residence

The address of each of Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Banyan Partners II Ltd. and Banyan Partners III Ltd. is:

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman, KY1-9008

Cayman Islands

(c)

Citizenship

Banyan Partners Fund II, L.P.: Cayman Islands

Banyan Partners Fund III, L.P.: Cayman Islands

Banyan Partners Fund III-A, L.P.: Cayman Islands

Banyan Partners II Ltd.: Cayman Islands

Banyan Partners III Ltd.: Cayman Islands

	(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.000005 per share
	(e)	CUSIP Number 722304102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Ordinary Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares(1)(4)	Percentage of Total Ordinary Shares (1)(4)	Percentage of the Aggregate Voting Power(1)(4)
Banyan Partners Fund II, L.P.	318,944,516	318,944,516	318,944,516	318,944,516	6.36%	6.36%	6.36%
Banyan Partners Fund III, L.P.	13,913,013	13,913,013	13,913,013	13,913,013	0.28%	0.28%	0.28%
Banyan Partners Fund III-A, L.P.	2,455,243	2,455,243	2,455,243	2,455,243	0.05%	0.05%	0.05%
Banyan Partners II Ltd. (2)	0	318,944,516	318,944,516	318,944,516	6.36%	6.36%	6.36%
Banyan Partners III Ltd. (3)	0	16,368,256	16,368,256	16,368,256	0.33%	0.33%	0.33%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2021.

(2)	Banyan Partners II Ltd. is the general partner of Banyan Partners Fund II, L.P., and as such, may exercise voting and dispositive power over the shares held by Banyan Partners Fund II, L.P.

(3)	Banyan Partners III Ltd. is the general partner of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P., and as such, may exercise voting and dispositive power over the shares held by Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P.

(4)	The Reporting Persons in the aggregate beneficially own 6.69% of the outstanding Class A ordinary shares, 6.69% of the total outstanding ordinary shares and 6.69% of the aggregate voting power. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. In addition, Banyan Partners Fund II, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P.; Banyan Partners Fund III, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund II, L.P. and Banyan Partners Fund III-A, L.P.; and Banyan Partners Fund III-A, L.P. disclaims beneficial ownership over the shares reported herein directly held by Banyan Partners Fund II, L.P. and Banyan Partners Fund III, L.P. Each of the Reporting Persons may be deemed to beneficially own the percentage of Class A ordinary shares and the percentage of total ordinary shares listed above which is calculated based on 5,013,155,204 Class A ordinary shares (being the only class of ordinary shares) issued and outstanding as of March 31, 2021 as reported in the Issuer’s 20-F Filing. There was no Class B ordinary share outstanding as of March 31, 2021 as all Class B ordinary shares were converted into Class A ordinary shares in March 2021. Each Class A ordinary share is entitled to one vote. Accordingly, and based on the foregoing, each of the Reporting Persons may be deemed to beneficially own the percentage of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer listed above. Each Class A ordinary share has a par value of US$0.000005.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Exhibits:

Exhibit I:	Joint Filing Agreement, by and among Banyan Partners Fund II, L.P., Banyan Partners Fund III, L.P., Banyan Partners Fund III-A, L.P., Banyan Partners II Ltd. and Banyan Partners III Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Banyan Partners Fund II, L.P.

By:  Banyan Partners II Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners Fund III, L.P.

By:  Banyan Partners III Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners Fund III-A, L.P.

By: Banyan Partners III Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners II Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners III Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory